SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 14D-9
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Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
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AMRECORP REALTY FUND II
(Name of Subject Company)
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AMRECORP REALTY FUND II
(Name of Persons Filing Statement)
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LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)
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Robert J. Werra
General Partner
Amrecorp Realty Fund II
2800 North Dallas Parkway, Suite 100
Plano, Texas 75093
(972) 836-8000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)
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Copies of communications to:
C. William Blair, Esq.
Kelly Hart & Hallman LLP
201 Main Street, Suite 2500
Fort Worth, Texas 76102
Telephone: (817) 878-3553
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□ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Amrecorp Realty Fund II, a limited partnership organized under the laws of the State of Texas (the “Partnership”), is the subject company. Robert J. Werra is the individual general partner of the Partnership. The principal executive offices of the Partnership are located at 2800 N. Dallas Parkway, Suite 100, Plano, Texas 75093. The business telephone number of the Partnership is (972) 836-8000. The title of the class of equity securities to which this Statement relates is units of limited partnership interests of the Partnership (the “Units”). As of March 31, 2007, there were 14,544 Units outstanding.

Item 2. Identity and Background of Filing Person.

The name, business address and business telephone number of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

This Statement relates to an offer by MPF-NY 2007, LLC; Steven Gold; MPF Special Fund 8, LLC; Equity Resource Franklin fund, LLC; Everest Management, LLC; and Anise, LLC (collectively, the “Offerors”) to purchase 12,328.25 Units at a purchase price of $90 per Unit, less the amount of any distributions declared or made with respect to the Units between April 23, 2007 and May 23, 2007, or such other date to which that offer may be extended, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 23, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “MPF Offer”). The Offer to Purchase is an Exhibit to the Tender Offer Statement on Schedule TO, dated April 23, 2007 (the “Schedule TO”), as filed by the Offerors with the Securities and Exchange Commission on or about April 23, 2007. As stated in the Schedule TO, the principal executive offices of the Offerors is c/o MacKenzie Patterson Fuller, LP, 1640 School St., Moraga, California 94556.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

The Partnership has no material contract, agreement, arrangement or understanding between it, its general partner or other affiliates on the one hand and any of the Offerors, their executive officers, directors or affiliates on the other.

Robert J. Werra is the general partner of the Partnership and as such controls and directs the business of the Partnership in accordance with the limited partnership agreement of the Partnership. The Partnership has entered into a management agreement, dated as of February 1, 1991 (the “Management Agreement”), with Univesco, Inc., a Texas corporation (“Univesco”), which is 83% owned by Robert J. Werra. Under the terms of the Management Agreement, Univesco acts as the managing agent with respect to the Partnership’s properties and may also engage other on-site property managers and other agents to the extent it considers appropriate. For these services, Univesco receives a management fee with respect to the properties actually managed equal to the lesser of (i) 5% of the Partnership’s gross receipts from such properties or (ii) an amount which is competitive in price or terms with other non-affiliated persons rendering comparable services which could reasonably be made available to the Partnership, as well as reimbursement of its administrative expenses. During the years ended December 31, 2006, 2005, and 2004 Univesco received management fees of $48,266, $46,996, and $46,615 respectively, and an administrative service fee of $5,472 in each of such years. As a result of the foregoing, Univesco could be deemed to have a potential conflict of interest with the Offerors. The limited partnership agreement of the Partnership provides for removal of the Partnership’s general partner upon the vote of limited partners holding a majority in interest of the outstanding Units. If the Offerors acquire more than 5056.25 Units, which is approximately 41% of the Units that the Offerors are seeking to acquire pursuant to the MPF Offer, the Offerors will own a majority of the outstanding Units upon completion of the Offer and could remove Robert J. Werra from his position as general partner and terminate the Management Agreement. Accordingly, Robert J. Werra and Univesco may have an interest in recommending that the Offer be rejected.

Item 4. The Solicitation or Recommendation

(a) Recommendation. The Partnership is not making a recommendation regarding the Offer and is expressing no opinion of, and is remaining neutral toward, the Offer.

(b) Reasons for the Recommendation. Because there is no established trading market for the Units, nor is there another reliable standard for determining the fair market value of the Units, the Partnership does not believe that it has enough information to evaluate the MPF Offer at this time. Furthermore, Robert J. Werra, the general partner of the Partnership, has informed the Partnership that he intends to undertake a separate tender offer for the outstanding Units (the “Werra Tender Offer”). Details of the Werra Tender Offer have not been established, but Mr. Werra has stated that he intends the offering price to be $100 per Unit.

In attempting to ascertain the value of the Partnership, limited partners might consider the following historical financial information. In connection with a proposed sale of the Partnership’s sole remaining real estate property to the general partner, the property was appraised by an independent valuation firm at $5,250,000 as of January 2, 2007. In early April 2007, the general partner received an offer to purchase the property at a price of $5,400,000. The property is now listed for sale with a national real estate brokerage firm specializing in apartment properties. At March 31, 2007, the Partnership had additional available liquid assets in the amount of $200,000 and liabilities of $3,920,400. Using those amounts and a hypothetical property sales price of $5,400,000, which is the amount recently offered to purchase the property, minus 3% real estate sales commission and mortgage prepayment and closing costs, would indicate an approximate net value of the Partnership of $1,344,000, equivalent to approximately $92 per Unit.

(c)  Intent to Tender. To the knowledge of the Partnership, neither its general partner nor any affiliate of its general partner currently intends to tender or sell into the MPF Offer any Units that are held of record or beneficially by such person.

Item 5. Person/assets, retained, employed, compensated or used

Except for assets of the Partnership used in connection with the preparation of this Schedule 14D-9, no officers, class of employees or assets of the Partnership have been or are expected to be employed or used by the Partnership in connection with the MPF Offer, or responding thereto.

Item 6. Interest in Securities of the Subject Company

Neither the Partnership or its general partner, nor to their knowledge any affiliate of either of them, has engaged in any transaction in the Units during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals

Robert J. Werra, the general partner of the Partnership, has informed the Partnership that he intends to undertake the Werra Tender Offer. Although the Werra Tender Offer has not yet been announced nor its details established, Mr. Werra has indicated that that he intends for the purchase price to be $100 per Unit.

Item 8. Additional Information

None.

Item 9. Exhibits

(a) None

(e) Management Agreement, dated as of October 20, 2004, with Univesco, Inc., incorporated by reference from Exhibit 99(e) to the Schedule 14D-9 filed by the Partnership on December 7, 2006.

(g) None

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMRECORP REALTY FUND II

Date: May 3, 2007
By: /s/ Robert J. Werra
Robert J. Werra
General Partner